SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11- K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

COMMISSION FILE NO. 1-7410

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

MELLON FINANCIAL CORPORATION

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(K) RETIREMENT SAVINGS PLAN

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-15

Signatures	16

Index to Exhibits	17

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Corporate Benefits Committee

Mellon Financial Corporation:

We have audited the accompanying statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 6, 2007

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value (notes 2, 3, 4, 7 and 8):
Collective trust funds	$964,255,982	$856,672,657
Common stock	503,624,765	421,386,788
Registered investment companies	127,108,943	105,891,408
Loans to participants	22,727,903	22,238,359

Total investments	1,617,717,593	1,406,189,212
Cash and cash equivalents	134,924	337,709
Receivable from investment sales	10,515,874	18,009,767

Total assets	1,628,368,391	1,424,536,688
Liabilities
Payable for investment purchases	569,606	4,455,050

Total liabilities	569,606	4,455,050
Net assets reflecting all investments at fair value	1,627,798,785	1,420,081,638
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	1,195,835	911,072

Net assets	$1,628,994,620	$1,420,992,710

See accompanying Notes to the Financial Statements

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
	2006	2005
Contributions:
Employer matching contributions	$23,266,309	$24,163,745
Participant contributions	59,820,325	62,113,495
Rollover contributions	3,734,506	3,390,163

Total contributions (note 1)	86,821,140	89,667,403
Investment income:
Net appreciation in fair value of investments (notes 7 and 8)	215,878,599	80,132,058
Collective trust funds income	8,749,018	7,230,444
Registered investment companies dividend income	7,334,096	2,879,185
Dividends from common stock (note 8)	10,433,633	10,351,113
Interest income on loans to participants	1,289,714	1,245,699

Total investment income	243,685,060	101,838,499
Participants withdrawals	(125,065,954)	(192,346,098)

Net increase (decrease)	205,440,246	(840,196)
Transfers from predecessor plan (notes 1 and 9)	2,561,664	—
Net assets available for benefits:
Beginning of year	1,420,992,710	1,421,832,906

End of year	$1,628,994,620	$1,420,992,710

See accompanying Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established to cover the salaried U.S. employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal, and Finance Departments of the Corporation, and two members who are appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to the trusteeship and investment of Plan assets. Mellon Bank, N.A. is the Trustee.

Effective December 1, 2005, Mellon combined the investment choices in the Mellon 401(k) Retirement Savings Plan. Participants in the Plan now have the option of investing their contributions through salary deferrals to one or more of the following funds (note 3): Mellon Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Daily Liquidity Small Cap Stock Index Fund, Self-Directed Account and Mellon Financial Corporation Common Stock. The maximum a participant can transfer into the Self-Directed Account is 50% of their account balance.

The basic fund grouping is composed of the funds listed above with the exception of the Self-Directed Account and Mellon common stock. Mellon pays the investment management fees for the basic funds. Fees charged by the mutual funds in the Self-Directed Account are paid by the participant.

(b)	Contributions

An eligible employee of the Corporation may enroll in the Plan as of the first day of any pay period following receipt of a Personal Identification Number (PIN). PIN’s are received two to three weeks after the first day of employment and deferral contributions generally begin the first full pay period following enrollment.

Salary reduction contributions may be made at a rate of 1% to 75% of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($15,000 in 2006 and $14,000 in 2005). Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were 50 or older by December 31, 2006, and reached the contribution limit of $15,000, were eligible to contribute an additional $5,000 in catch-up contributions to the Plan in 2006. Participants who were 50 or older by December 31, 2005, and reached the contribution limit of $14,000 were eligible to contribute an additional $4,000 in catch-up contributions to the Plan in 2005.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

Each semimonthly pay period, the Corporation makes a matching contribution to the Plan in an amount equal to 65% of the first 6% of each participant’s salary reduction contribution. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange. Pay period ending day plus the preceding two days are used to calculate the three-day average.

Effective February 1, 2005, the Plan was amended to allow participants to transfer any Mellon Financial Corporation common stock received as matching contributions to other Plan investments. Previously, Plan participants were only permitted to transfer Mellon Financial Corporation common stock matching contributions received prior to January 1, 2000. Beginning February 1, 2005, participants may diversify all or part of the Mellon Financial Corporation common stock portion of their account balance.

The Corporation is permitted to make discretionary contributions, as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2006 and 2005.

(c)	Vesting

Participants are vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service. Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

(d)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five one-year breaks in service. At December 31, 2006, the forfeited nonvested accounts that were unallocated to participants totaled $114,902 ($51,954 in 2005). These accounts will be used to reduce future employer contributions. Also, in 2006 employer contributions were reduced by $877,929 ($1,167,879 in 2005) from nonvested accounts forfeited.

(e)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective December 31, 1997; the Dreyfus Profit-Sharing Plan which was merged with and into the Plan effective September 1, 1996; the Employee Savings and Profit Sharing Plan of United National Bank which was merged with and into the Plan effective June 30, 1999; the Buck Savings and Profit Sharing

NOTES TO THE FINANCIAL STATEMENTS (continued)

Plan which merged with and into the Plan effective October 31, 2001; the Founders Asset Management LLC Profit Sharing Plan which was merged with and into the Plan effective January 1, 2003; the Standish, Ayer & Wood, Inc. Plan which was merged with and into the Plan effective June 1, 2003; the iQuantic, Inc. Plan which was merged with and into the Plan effective October 1, 2003; the MIS Retirement Savings Plan which was merged with and into the Plan effective April 30, 2004; the ITS Associates, Inc. Savings and Profit Sharing Plan which was merged with and into the Plan effective October 1, 2004; the Eagle Investment Systems Corp. Profit Sharing Plan which was merged with and into the Plan effective October 1, 2004; and the SourceNet Solutions, Inc. Plan which was merged with and into the Plan effective November 30, 2006. The Plan also makes distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(f)	Loans to Participants

Generally, loans are made available in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, excluding the portion from employer matching contributions invested in Mellon Financial Corporation common stock. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a loan processing fee of $25.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions (for example, the market valuation of certain fund investments) that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. The estimated fair value of the investment in the Mellon Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (d) below. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(d)	Adoption of New Accounting Standard

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the Mellon Stable Value Fund (the Fund), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

The Stable Value Fund generally consists of three types of investment contracts that are described in detail below:

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (“GICs”) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the Fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. Effective December 1, 2005, the Benefits Investment Committee streamlined the investment options in the Plan by offering only the collective trust funds listed below as core options. Core options are those funds in which employees can invest directly through payroll contributions. The funds listed below are the investment options for salary reduction contributions as of December 31, 2006. Pending investment or distribution, any of these funds may be invested in short-term debt obligations of any nature or held in cash.

Collective Trust Funds:

(a)	Mellon Stable Value Fund

The Mellon Stable Value Fund’s investment objective is high current income and stability of principal. The fund pursues this investment objective by investing primarily in a diversified portfolio of guaranteed insurance contracts (GICs) issued by insurance companies, bank investment contracts (BICs), corporate investment contracts, synthetic GICs and BICs, separate account GICs, floating rate GICs, repurchase agreements, and cash and cash equivalents. The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, the Trustee seeks to minimize credit risk through diversification among an approved group of issuers.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and to achieve price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Lehman Brothers Long-Term Treasury Index, and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

(g)	Daily Liquidity Small Cap Stock Index Fund

The Daily Liquidity Small Cap Stock Index Fund seeks to track the performance of the Russell 2000® Index. The Russell 2000® Index is widely used as the benchmark for small-capitalization stock investing. The approximately 2000 stocks in the index are broadly diversified across industries. For liquidity reasons, securities with extremely small market capitalizations may not be replicated.

Registered Investment Companies:

(a)	Self-Directed Account

The investment options include a Self-Directed Account (SDA) in which participants may direct the purchase of shares of registered investment companies. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Common Stock:

Mellon Financial Corporation Common Stock

The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company’s performance and its long-term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, Founders Asset Management LLC, Mellon Capital Management Corporation and Standish Mellon Asset Management Company LLC.

The Plan held 11,948,393 and 12,296,426 shares of Mellon Financial Corporation common stock at December 31, 2006 and 2005, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments at
	December 31,
	2006		2005
Investments at fair value as determined by quoted market price
* Mellon Financial Corporation Common Stock**	$503,624,765		$421,386,788
* Self-Directed Account	127,108,943	(a)	105,891,408	(a)

	630,733,708		527,278,196
Investments at estimated fair value
Collective trust funds:
* Mellon Stable Value Fund	87,749,600		87,814,625
* Daily Liquidity Money Market Fund	104,603,461		87,721,917
* Daily Liquidity Stock Index Fund	406,599,954		380,402,188
Daily Liquidity Aggregate Bond Index Fund	47,452,135		47,359,115
* Daily Liquidity Asset Allocation Fund	128,493,496		109,219,073
* Daily Liquidity International Stock Index Fund	116,663,620		84,668,316
Daily Liquidity Small Cap Stock Index Fund	72,693,716		59,487,423
Loans to participants	22,727,903		22,238,359

	986,983,885		878,911,016

Total investments	$1,617,717,593		$1,406,189,212

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

**	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.

(a)	None of the funds in the Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

During 2006 and 2005, the Plan’s investments (including net realized gains of $27,776,689 in 2006 and $53,160,334 in 2005 on investments bought and sold) appreciated in value respectively, as follows:

	Year ended December 31,
	2006	2005
Registered investment companies	$8,154,977	$21,242,680
Collective trust funds	112,616,074	20,028,792
Common stock	95,107,548	38,860,586

	$215,878,599	$80,132,058

NOTES TO THE FINANCIAL STATEMENTS (continued)

(8)	Summary of Investment Activity in Mellon Financial Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Mellon Financial Corporation Common Stock is as follows:

	December 31,
	2006	2005
Net assets:
Common stock	$503,624,765	$421,386,788

	Year ended December 31,
	2006	2005
Changes in net assets:
Contributions*	$27,611,180	$27,333,189
Dividends	10,433,633	10,351,113
Net appreciation (including realized gains of $18,694,411 in 2006 and $20,628,096 in 2005)	95,107,548	38,860,586
Participant withdrawals	(27,078,004)	(34,589,494)
Net transfers to participant-directed investments	(23,836,380)	(42,865,995)

Net increase (decrease) in net assets relating to investment in Mellon Financial Corporation Common Stock	$82,237,977	$(910,601)

*	As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers invested in Mellon Financial Corporation Common Stock in 2006 and 2005 totaled $4,344,871 and $3,169,444, respectively.

(9)	Plan Mergers

Effective as of the close of business November 30, 2006, SourceNet Solutions, Inc. 401(k) Plan (SourceNet) was merged into the Plan. SourceNet assets of $2,561,664 related to this merger were transferred from the predecessor plans into the Plan as of November 30, 2006.

(10)	Plan Amendments

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Mellon 401(k) Plan within any 15-day calendar period. Prior to December 1, 2005, these funds included the Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus Premier International Value Fund and

NOTES TO THE FINANCIAL STATEMENTS (continued)

The Boston Company International Small Cap Fund. On December 1, 2005, there was change to the investment funds under the Plan and only the Daily Liquidity International Stock Index Fund remains as a core fund subject to this restriction. The other three funds continue to be available through the Self-Directed Account and, as with any fund in the Self-Directed Account, will be subject to trading restrictions imposed by the investment fund manager.

Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, Mellon is no longer permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to the Plan. Company matching contributions also stop when employee contributions stop. However, displaced employees will continue to earn vesting service in the Plan while receiving salary continuance.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$1,628,994,620	$1,420,992,710
Participant withdrawals	(10,373,879)	(13,111,124)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,195,835)	(911,072)

Net assets available for benefits per the Form 5500	$1,617,424,906	$1,406,970,514

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31,
2006
Participant’s withdrawals:	$125,065,954
Amounts currently payable at December 31, 2006	10,373,879
Amounts payable at December 31, 2005	(13,111,124)

Benefits paid to participants per the Form 5500	$122,328,709

NOTES TO THE FINANCIAL STATEMENTS (continued)

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31,
2006
Net appreciation in fair value of investments:	$215,878,599
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2006	(1,195,835)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2005	911,072

Net appreciation in fair value of investments per the Form 5500	$215,593,836

(12)	Subsequent Events

Effective January 1, 2007, the Corporation increased the matching contributions to 75% of the first 6% of each participant’s salary reduction contribution. For every dollar a participant contributes to the Plan, up to the first 6% of eligible base pay each pay period, the Corporation will contribute an in-kind equivalent of 75 cents in Mellon common stock to the participant’s account.

(13)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(14)	Proposed Merger of Mellon Financial Corporation with The Bank of New York Company, Inc.

On December 3, 2006, Mellon Financial Corporation entered into an agreement to merge with The Bank of New York Company, Inc. The boards of directors and shareholders of both companies have approved the merger agreement and related matters. Subject to regulatory approvals and the satisfaction of the other conditions of closing, the merger is expected to close in the third quarter of 2007. It is anticipated that there will be no changes to the Plan (other than Mellon Common Stock converting into The Bank of New York Mellon Corporation Common Stock) in 2007. Decisions for 2008 and beyond have not been made at this time.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Ein: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A.	Daily Liquidity Asset Allocation Fund	N/A	$128,493,496
*	Mellon Bank, N.A.	Mellon Stable Value Fund	N/A	87,749,600
*	Mellon Bank, N.A.	Daily Liquidity Money Market Fund	N/A	104,603,461
*	Mellon Bank, N.A.	Daily Liquidity Stock Index Fund	N/A	406,599,954
*	Mellon Bank, N.A.	Daily Liquidity Aggregate Bond Index Fund	N/A	47,452,135
*	Mellon Bank, N.A.	Daily Liquidity International Stock Index Fund	N/A	116,663,620
*	Mellon Bank, N.A.	Daily Liquidity Small Cap Stock Index Fund	N/A	72,693,716

		Total collective trust funds		964,255,982
		Registered Investment Companies
*	Mellon Bank, N.A.**	Self-Directed Account		$127,108,943

		Total registered investment companies		127,108,943
		Common Stock
*	Mellon Financial Corporation	Mellon Financial Corporation Common Stock	$274,916,863	$503,624,765

		Total common stock		503,624,765
		Loans
*	Participant loans	Participant loans with 4,398 participants reflecting rates of interest from 5.00% to 13.20% and various maturity dates	$0	$22,727,903

		Total loans		22,727,903
		Total investments		$1,617,717,593

*	Party-in-interest

**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core option investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Pershing LLC, an affiliate of The Bank of New York , acts as the trustee to the Self-Directed Account.

N/A	- This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters
Chairman,
Mellon Financial Corporation
Corporate Benefits Committee

By:	/s/ Michael A. Bryson
Michael A. Bryson
Chairman,
Mellon Financial Corporation
Benefits Investment Committee

Date: June 8, 2007

Index to Exhibits

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.